(To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Free Writing Prospectus, Filed Pursuant to Rule 433 Registration No. 333-126811 January 16, 2007

$[•]

100% Principal Protected Notes

Linked to the Performance of a Currency Basket

Medium-Term Notes, Series A, No. [•]

Terms used in this pricing supplement are described or defined in the accompanying prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	An equally-weighted basket consisting of the currency exchange rates between (i) the U.S. Dollar and the Brazilian Real (the “BRLUSD currency exchange rate”), (ii) the U.S. Dollar and the Russian Ruble (the “RUBUSD currency exchange rate”), (iii) the U.S. Dollar and the Indian Rupee (the “INRUSD currency exchange rate”) (iv) the U.S. Dollar and the Chinese Yuan (the “CNYUSD currency exchange rate”), (v) the U.S. Dollar and the Euro (the “EURUSD currency exchange rate”), and (vi) the U.S. Dollar and the Japanese Yen (the “JPYUSD currency exchange rate”), each expressed as the number of U.S. Dollars per one unit of the applicable reference currency (each a “currency exchange rate” and a “basket component”) as further described in “Description of the Reference Asset” herein.

Coupon:	We will not pay you interest during the term of the notes.

Payment at Maturity:	If you hold your notes to maturity, for each note you will receive a cash payment determined as follows:

•        if the basket performance is equal to or greater than 0% you will receive (a) the principal amount of your notes plus (b) the principal multiplied by the product of (i) 200% and (ii) the basket performance; and

•        if the basket performance is less than 0%, you will receive the principal amount of your notes.

The return of your notes will be positive only if the basket performance is positive.

Basket Performance:	The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C (i) Initial = With respect to the BRLUSD currency exchange rate, [•]; with respect to the INRUSD currency exchange rate, [•]; with respect to the RUBUSD currency exchange rate, [•]; with respect to the CNYUSD currency exchange rate, [•], with respect to the EURUSD currency exchange rate, [•]; and with respect to the JPYUSD currency exchange rate, [•]; which, in each case, represents the reference level of each basket component as determined by the calculation agent in accordance with the mechanics described in “Description of the Reference Asset” herein, on the basket initial valuation date;

C (i) Final = The reference level of each basket component on the basket final valuation date; and

W (i) = Weighting of each basket component, which is one-sixth (1/6).

Basket Initial Valuation Date:	January 17, 2007

Issue Date:	January 24, 2007

Basket Final Valuation Date:	January 16, 2009

Maturity Date:	January 26, 2009

Business Day Convention:	Modified following business day

Denominations:	$1,000, and integral multiples of $1,000 thereafter.

CUSIP Number/ISIN:	06738CXH7 / US06738CXH77

Settlement:	DTC, book-entry, global notes

Calculation Agent:	Barclays Bank PLC

See “ Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus and “Risk Factors” beginning on page S-3 of the accompanying prospectus supplement for a description of certain risks relating to an investment in the notes.

The notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Patent Pending

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC

Per Note	100%	%[•]	%[•]

Total	$[•]	$[•]	$[•]

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated September 21, 2005 and the prospectus supplement dated November 1, 2006, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated September 21, 2005, as supplemented by the accompanying prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” in this free writing prospectus and “Risk Factors” in the accompanying prospectus supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005:

http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm.

Our Central Index Key, or CIK, on the SEC website is 10257.

Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the notes.

Step 1: Calculate the basket performance.

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the basket components between the basket initial valuation date and the basket final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = reference level of each basket component on the basket final valuation date;

C(i) Initial = reference level of each basket component on the basket initial valuation date; and

W(i) = weighting of each basket component, which is one-sixth (1/6).

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Step 2: Calculate the payment at maturity.

At maturity, for each note you will receive a cash payment determined as follows:

•	if the basket performance is equal to or greater than 0% you will receive (a) the principal amount of your notes plus (b) the principal multiplied by the product of (i) 200% and (ii) the basket performance; and

•	if the basket performance is less than 0%, you will receive the principal amount of your notes.

You are only guaranteed to receive the full principal amount of the notes if you hold the notes to maturity.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate the payment at maturity based upon an initial investment of $1,000.

Hypothetical Example 1: In this case, the basket performance is 16.73% as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	Hypothetical C(i) Initial	Hypothetical C(i) Final	Performance of Basket Component	Weight	Weighted Performance of Basket Component
BRLUSD Currency Exchange Rate	0.443256	0.504574	12.15%	1/6	2.03%
INRUSD Currency Exchange Rate	0.022578	0.030452	25.86%	1/6	4.31%
RUBUSD Currency Exchange Rate	0.038964	0.045694	14.73%	1/6	2.46%
CNYUSD Currency Exchange Rate	0.126724	0.203556	37.74%	1/6	6.29%
EURUSD Currency Exchange Rate	1.323854	1.392648	4.94%	1/6	0.82%
JPYUSD Currency Exchange Rate	0.008556	0.009004	4.98%	1/6	0.83%

Basket					16.73%

Step 2: Calculate the payment at maturity.

Because the basket performance is greater than 0% as of the basket final valuation date, the payment at maturity is equal to (a) the principal amount of the notes plus (b) the principal multiplied by the product of (i) 200% and (ii) the basket performance. Therefore, the payment at maturity is $1,334.60 per note representing a 33.46% return on investment over the term of the notes.

Hypothetical Example 2: In this case, the basket performance is negative as of the basket final valuation date.

Step 1: Calculate the basket performance.

Basket Component	Hypothetical C(i) Initial	Hypothetical C(i) Final	Performance of Basket Component	Weight	Weighted Performance of Basket Component
BRLUSD Currency Exchange Rate	0.443256	0.413548	-7.18%	1/6	-1.20%
INRUSD Currency Exchange Rate	0.022578	0.025566	11.69%	1/6	1.95%
RUBUSD Currency Exchange Rate	0.038964	0.027542	-41.47%	1/6	-6.91%
CNYUSD Currency Exchange Rate	0.126724	0.104350	-21.44%	1/6	-3.57%
EURUSD Currency Exchange Rate	1.323854	1.213674	-9.08%	1/6	-1.51%
JPYUSD Currency Exchange Rate	0.008556	0.007928	-7.92%	1/6	-1.32%

Basket					-12.57%

Step 2: Calculate the payment at maturity.

The basket performance is less than 0% as of the basket final valuation date. Therefore, the payment at maturity is $1,000 per note, representing the principal amount of the notes, and a 0.00% return on investment over the term of the notes.

Description of the Reference Asset

The currency exchange rates for each reference currency, on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent as the spot rate, which is, in respect of a reference currency, the number of U.S. Dollars per such reference currency (to the nearest 4 decimal points for the Euro, 6 decimal points for the other reference currencies) as determined by the calculation agent in accordance with the following:

•

(a) where the currency exchange rate is BRLUSD, the U.S. Dollar/Brazilian Real fixing rate, expressed as the amount of U.S. Dollars per one Brazilian Real, will be determined by finding the quotient of one divided by the Brazilian Real/U.S.

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Dollar fixing rate, for settlement in two business days as reported by the Federal Reserve Bank of New York, which Brazilian Real/ U.S. Dollar fixing rate appears on Bloomberg screen “BZFXPTAX <Currency> (Ask)” at approximately 5p.m. New York time, on the relevant date;

•	(b) where the currency exchange rate is RUBUSD, expressed as the amount of U.S. Dollars per one Russian Ruble, will be determined by finding the quotient of one divided by the Russian Ruble/U.S. Dollar specified rate, for settlement in one business day, calculated by the Chicago Mercantile Exchange (“CME”) and as published on the CME’s website, which appears on the Reuters screen “EMTA” page at approximately 1:30 p.m. Moscow time, on the relevant date;

•	(c) where the currency exchange rate is INRUSD, the U.S. Dollar/Indian Rupee fixing rate, expressed as the amount of U.S. Dollars per one Indian Rupee, will be determined by finding the quotient of one divided by the Indian Rupee/U.S. Dollar fixing rate, for settlement in two business days as reported by the Federal Reserve Bank of New York, which Indian Rupee/U.S. Dollar fixing rate appears on Bloomberg screen “INRRATE <Currency>” at approximately 12:00 p.m. New York time, on the relevant date;

•	(d) where the currency exchange rate is CNYUSD, the U.S. Dollar/Chinese Yuan fixing rate, expressed as the amount of U.S. Dollars per one Chinese Yuan, will be determined by finding the quotient of one divided by the Chinese Yuan/U.S. Dollar fixing rate, for settlement in two business days as reported by the Federal Reserve Bank of New York, which Chinese Yuan/U.S. Dollar fixing rate appears on Bloomberg screen “CYCFUSD <Currency>” at approximately 12:00 p.m. New York time, on the relevant date;

•	(e) where the currency exchange rate is EURUSD, the U.S. Dollar/Euro fixing rate, expressed as the amount of U.S. Dollars per one Euro, for settlement in two business days reported by the Federal Reserve Bank of New York, which appears on Reuters screen “1FED” to the right of the caption “EUR” at approximately 10:00 a.m. New York time, on the relevant date; and

•	(f) where the currency exchange rate is JPYUSD, the U.S. Dollar/Japanese Yen fixing rate, expressed as the amount of U.S. Dollars per one Japanese Yen, will be determined by finding the quotient of one divided by the Japanese Yen/U.S. Dollar fixing rate, for settlement in two business days reported by the Federal Reserve Bank of New York, which Japanese Yen/U.S. Dollar fixing rate appears on Reuters screen “1FED” to the right of the caption “JPY” at approximately 10:00 a.m. New York time, on the relevant date.

If any of the Reuters screens or pages described above, or the successor page thereto, is not available on the basket final valuation date, the applicable exchange rate will be calculated by the calculation agent as the arithmetic mean of the applicable offer-side spot quotations received by the calculation agent from two leading commercial banks (selected in the sole discretion of the calculation agent), for the relevant currencies. If these spot quotations are available from fewer than two banks, then the calculation agent shall determine whether such quotation is available and reasonable to be used. If no such spot quotation is available, the calculation agent shall determine the applicable currency exchange rate for such date.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the basket components. Several of these risks are explained in more detail in the “Risk Factors” section of the accompanying prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”, “Risk Factors—Additional Risks Relating to notes with More Than One Reference Asset (a “Basket”)”; and

•	“Risk Factors—Additional Risks Relating to Notes with Reference Assets that are Currencies, an Index Containing Currencies or Based in Part on Currencies.”

In addition to the risks described above, you should also consider the following:

•	Notes bearish on the U.S. Dollar— The basket performance will only be positive if, on average, the value of the U.S. Dollar depreciates relative to the foreign currencies comprising the basket components. If, on average, the U.S. Dollar appreciates in value relative to the Brazilian Real, the Indian Rupee, the Russian Ruble, the Chinese Yuan, the Euro, and the Japanese Yen over the term of the notes, the payment at maturity, and therefore the market value of the notes, will be adversely affected.

•

Returns Do Not Increase At a Constant Rate— As the performance of the basket components increases, the basket performance will also increase but at a diminishing marginal rate. For example, in Hypothetical Example 1, if the

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INRUSD Currency Exchange Rate had doubled from its initial value of 0.022578 to 0.045156, the corresponding performance of that basket component would have resulted in a performance of 50% (instead of 100%). Moreover, as the final basket level increases above the initial basket level, the returns on the notes continue to increase but at a diminishing marginal rate.

Selected Purchase Considerations

•	Market Disruption Events and Adjustments— The payment at maturity, the basket final valuation date and the reference level of each basket component on the basket final valuation date are subject to adjustment as described in the following sections of the accompanying prospectus supplement:

•	For a description of what constitutes a market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”;

•	For a description of the consequences of a market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof”; and

•	For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket” and “Reference Assets—Currency Exchange Rates—Adjustments Relating to Notes with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”.

•	Appreciation Potential—The notes provide the opportunity to enhance returns by entitling you to 200% of the basket performance of your notes at maturity in the event that the basket performance is equal to or greater than 0%, in addition to the principal amount of your notes.

•	Certain U.S. Federal Income Tax Considerations—In the opinion of Cadwalader Wickersham & Taft LLP, our special U.S. tax counsel, the following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of notes. We intend to treat the notes as contingent payment debt instruments that are not subject to the special rules for nonfunctional currency contingent payment debt instruments. We intend to treat the notes as contingent payment debt instruments that are subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations–U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes–Contingent Payment Debt Instruments” in the accompanying prospectus supplement. Pursuant to the terms of the notes, each Holder agree to treat the notes consistent with this treatment for all U.S. federal income tax purposes.

Historical Information

The following graph sets forth the historical values of the Real, the Rupee, the Ruble, the Yuan, the Euro, and the Yen currency exchange rates based on the reference levels for the last business day of each quarter from March 30, 2001 through December 29, 2006. The reference levels of the BRLUSD, RUBUSD, INRUSD, CNYUSD, EURUSD, and JPYUSD currency exchange rates on December 29, 2006 were 0.468274, 0.037986, 0.022594, 0.128121, 1.3199, and 0.008398 respectively. We obtained the information regarding the reference levels of the currency exchange rates below from Reuters and Bloomberg Financial Markets.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Reuters or Bloomberg Financial Markets. The historical values of the BRLUSD, RUBUSD, INRUSD, CNYUSD, EURUSD, and JPYUSD currency exchange rates should not be taken as an indication of future performance, and no assurance can be given as to the reference levels on the basket final valuation date. We cannot give you assurance that the performance of the currency exchange rates will result in any return in addition to your initial investment.

The People’s Bank of China, China’s central bank, discontinued pegging the Yuan to the U.S. Dollar beginning on July 21, 2005. The currency exchange rate for CNYUSD became a floating rate as of such date.

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Date	BRLUSD	RUBUSD	INRUSD	CNYUSD	EURUSD	JPYUSD
March 30, 2001	0.464576	0.034771	0.021452	0.120807	0.8767	0.007916
June 29, 2001	0.432807	0.034309	0.021259	0.120821	0.8490	0.008022
September 28, 2001	0.374532	0.033936	0.020894	0.120820	0.9114	0.008364
December 31, 2001	0.432807	0.032782	0.020728	0.120824	0.8895	0.007595
March 29, 2002	0.430108	0.032041	0.020486	0.120811	0.8717	0.007534
June 28, 2002	0.354925	0.031771	0.020456	0.120815	0.9914	0.008370
September 30, 2002	0.267415	0.031556	0.020672	0.120814	0.9866	0.008210
December 31, 2002	0.282486	0.031294	0.020844	0.120817	1.0492	0.008418
March 31, 2003	0.298285	0.031861	0.021066	0.120811	1.0915	0.008468
June 30, 2003	0.351617	0.032932	0.021511	0.120809	1.1511	0.008347
September 30, 2003	0.344828	0.032694	0.021853	0.120817	1.1656	0.008969
December 31, 2003	0.345841	0.034197	0.021918	0.120821	1.2595	0.009327
March 31, 2004	0.345387	0.035064	0.022936	0.120817	1.2316	0.009595
June 30, 2004	0.324149	0.034400	0.021711	0.120823	1.2199	0.009194
September 30, 2004	0.349553	0.034220	0.021763	0.120824	1.2436	0.009087
December 31, 2004	0.376506	0.036075	0.023010	0.120824	1.3554	0.009744
March 31, 2005	0.373274	0.035891	0.022860	0.120825	1.2964	0.009333
June 30, 2005	0.428725	0.034928	0.022996	0.120825	1.2108	0.009016
September 30, 2005	0.448934	0.035091	0.022720	0.123579	1.2026	0.008810
December 30, 2005	0.428174	0.034793	0.022198	0.123913	1.1849	0.008493
March 31, 2006	0.462107	0.036095	0.022410	0.124732	1.2118	0.008490
June 30, 2006	0.461894	0.037250	0.021720	0.125089	1.2790	0.008740
September 29, 2006	0.461042	0.037319	0.021775	0.126517	1.2674	0.008462
December 29, 2006	0.468274	0.037986	0.022594	0.128121	1.3199	0.008398

Source: Bloomberg/Reuters

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